1 VEON Ltd. Victoria Place, 31 Victoria Street Hamilton HM10, Bermuda NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS Thursday 31 May 2024, at 1.00 pm Central European Summer Time Registered office address: Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda The meeting will be virtual only and will be held via electronic conferencing facilities.

2 Dear Shareholder, It is a pleasure to invite you to the 2024 Annual General Meeting of Shareholders (the “2024 AGM”) of VEON Ltd. (“VEON” or the “Company”). The board of directors of the Company (the “Board”) has resolved that the 2024 AGM will be held via video-conference on Friday, 31 May 2024 at 1.00 pm Central European Summer Time. The formal Notice convening the 2024 AGM is set out on pages 4 to 5 of this document. The record date for the 2024 AGM has been set as 25 April 2024. Under Bermuda law and the bye-laws of the Company adopted on 10 June 2021, as amended by special resolutions passed 29 June 2023 (“Bye-laws”), only the registered holders of record of VEON common shares (“Shareholders”) at the close of business on the record date are entitled to vote at the 2024 AGM. Shareholder engagement is important to us. If you have any questions regarding this Notice, the 2024 AGM, the shareholder requisitions (as described below) you may contact Faisal Ghori at ir@veon.com. Shareholders will also be able to raise questions electronically at the meeting itself. Further information regarding the resolutions to be proposed at the 2024 AGM is set out on page 8 and 9 of this document and page 3 of this document includes a statement in support of the director candidates (“Board-Approved Candidates”). We encourage you to read this information and the summary biographies of all candidates outlined in Appendix 1 carefully. To maximise possible participation from our global investor base, and to mitigate risks associated with the ongoing geopolitical situation, the 2024 AGM will be held virtually, with Shareholders and other attendees able to communicate electronically with each other simultaneously and instantaneously as permitted under Bye-law 31.1. Further details of electronic participation will be forwarded to eligible Shareholders in due course. The agenda of the meeting is as follows: 1. Approval of the adoption by the Company of a restated Bye-law 3 (“Bye-law 3”) in the form set out in the Notice of 2024 AGM; 2. Approval of the adoption by the Company of a restated Bye-law 31.1 (“Bye-law 31.1”) in the form set out in the Notice of 2024 AGM; 3. Ratification of the appointment of PriceWaterhouseCoopers Accountants N.V. as auditor to prepare financial statements for the Company for the financial year ended 31 December 2023 in compliance with International Standards on Auditing (“PWC”) and confirming the authority of the directors to formalize the engagement and fix the remuneration of PWC and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company; 4. Election of individual directors to the Board, including (in accordance with section 79 of the Companies Act 1981 (as amended) (the “Act”)) the Shareholder-proposed resolutions, as further described below; and 5. Any other business which may properly come before the meeting or any adjournment of the meeting. At this time and owing to circumstances beyond the control of the Company, we intend to lay the unaudited financial statements of the Company for the financial year ended 31 December 2023 before Shareholders at the 2024 AGM. The delivery of the 2023 audited financial statements has been delayed by ongoing external factors resulting from the substantial changes to the Company’s asset portfolio during 2023. Client acceptance procedures at candidate audit firms are in progress for the appointment of an auditor for the financial year ending 31 December 2024, and the Board intends to convene a special general meeting for the purposes of laying audited 2023 financial statements and for the appointment of the auditor for the financial year ending 31 December 2024, in due course.

3 The affirmative vote of Shareholders holding not less than 75 per cent of the votes cast is required to approve the adoption of the new Bye-law 3, and Bye-law 31.1 (together, the “Bye-law Amendments”). The ratification of the appointment of PriceWaterhouseCoopers Accountants NV as Auditor and confirming the authority of the Board to fix the remuneration of the Auditor requires a simple majority of more than 50 per cent of the votes cast (the “Auditor Appointment Ratification”). Voting on the election of all directors at the 2024 AGM will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 10 of this document. Shareholders will be asked to allocate 7 votes for each share registered in their name amongst the candidates seeking election as directors at the 2024 AGM. Holders of record of ADSs (as defined below) will receive voting instructions from the depositary, noting always that each such ADS represents 25 VEON common shares. The Board, in conjunction with the recommendations of the Remuneration and Governance Committee, has proposed 7 candidates for appointment as directors of the Company at the 2024 AGM and includes candidates also proposed by statutory requisition notices as detailed below. The proposals to appoint directors to the Board at the 2024 AGM are incorporated as voting proposals 4 through 10 in the below notice of 2024 AGM (the “Notice”). in connection with the appointment of directors at the 2024 AGM, the Company received statutory requisition notices from BNY (Nominees) Ltd. (“BNY”), the registered holder of common shares represented by American Depositary Shares (“ADSs”), and from L1T VIP Holdings S.à.r.l. (“L1”), also a registered holder of common shares. The BNY requisition notice was delivered at the request of certain investors beneficially holding, in aggregate, 6.25% of our issued share capital. The L1 request represents a registered shareholding in excess of 10.27% of our issued share capital. In accordance with the Bye-laws and the relevant statutory provisions set out in the Act, registered shareholder(s) holding in excess of five per cent of the issued common share capital of VEON may propose resolutions to be tabled at the 2024 AGM. The BNY shareholder requisitions proposed the addition of Augie K. Fabela II, and Michael R. Pompeo to the slate of directors seeking appointment at the 2024 AGM. The L1 shareholder requisitions proposed the addition of Brandon Lewis, Andrei Gusev and Duncan Perry. VEON Shareholders are requested to complete and return the proxy form enclosed with this Notice or the voting instruction form from the depositary (as relevant to how your shares are held) to ensure that their shares or ADSs are represented at the 2024 AGM. The Board recommends that Shareholders allocate their votes FOR the adoption of New Bye-law 3 and New Bye-law 31.1, FOR the Auditor Appointment Ratification, and FOR each of the 7 candidates seeking election to the Board. The Board believes that these recommendations are in the best interest of both the Company and its shareholders as a whole. Thank you for your ongoing support of VEON. Yours sincerely, Morten Lundal Chairman

4 VEON Ltd. (the “Company”) NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2024 (“Notice”) TO THE SHAREHOLDERS OF THE COMPANY: NOTICE is given that the 2024 Annual General Meeting of the shareholders of the Company (“2024 AGM”) will be convened electronically via video-conference on Friday 31st May 2024 at 1.00 pm Central European Summer Time. At the 2024 AGM, a shareholder vote will be taken on the following proposals: 1. That bye-law 3 of the Company’s bye-laws adopted 10 June 2021 (as amended by special resolutions passed on 29 June 2023) (the “Bye-laws”) be revised and restated as follows: “Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, to the extent there are enough unissued Common Shares, the Board shall have the power to issue in total up to five per cent of the total authorised capital of the Company as Common Shares on such terms and conditions as it may determine; provided that the limitation contained in this Bye-law 3 shall not apply to the issue of shares, or interests in shares of the Company, in connection with employee compensation awards approved by the Compensation Committee. Other than as permitted under Bye- law 3, the Board shall not be authorised to issue any unissued shares of the Company.” 2. That bye-law 31.1 of the Bye-laws be revised and restated as follows: “If so determined by resolution of the Board in relation to a general meeting, such general meeting may be held by such electronic means as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation in such a meeting shall constitute presence in person at such meeting.” 3. That the appointment of PriceWaterhouseCoopers Accountants N.V. as auditor to prepare financial statements for the Company for the financial year ended 31 December 2023 in compliance with International Standards on Auditing (“PWC”) be and is hereby ratified, confirmed and approved in all respects, and that the Board be and is hereby authorized to formalize the engagement and fix the remuneration of PWC and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. Board-Approved Candidates: 4. That Michiel Soeting be and is hereby appointed as a director of the Company. 5. That Kaan Terzioğlu be and is hereby appointed as a director of the Company. 6. That Augie K. Fabela II be and is hereby appointed as a director of the Company. 7. That Michael R Pompeo be and is hereby appointed as a director of the Company.

5 8. That Brandon Lewis be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 9. That Andrei Gusev be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 10. That Duncan Perry be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. Other Business: 11. Any other business which may properly come before the meeting or any adjournment of the meeting. If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion. The Board has set 25 April 2024 as the record date for the 2024 AGM. This means that only those persons who are registered holders of VEON common shares (the “Shareholders”) at the close of business on that record date will be entitled to receive notice of the 2024 AGM and to attend and vote at the meeting and any adjournment of the meeting. To maximise possible participation from our global investor base, and to mitigate risks associated with the ongoing geopolitical situation, the 2024 AGM will be held virtually, with Shareholders and other attendees able to communicate electronically with each other simultaneously and instantaneously as permitted under Bye-law 31.1. Details of electronic participation will be forwarded to eligible Shareholders in due course. Shareholders are kindly asked not to attend the 2024 AGM in person. Information about the candidates seeking nomination to the VEON Board is set out in Appendix 1 accompanying this notice. By Order of the Board Marlies Smith Secretary Dated: 25 April 2024

6 Record Date and Voting Only registered holders of record of the Company’s common shares will be entitled to vote at the 2024 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of the Company’s common shares if your common shares are registered in your name on the Company’s register of members at the close of business on the record date for the meeting, which is 25 April 2024. Holders of record of the Company’s common shares will receive a proxy form from the Company, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2024 AGM. Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the common shares represented by the holder’s ADSs, noting that each ADS represents 25 VEON common shares. You are a holder of VEON ADSs if your VEON ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as an ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the common shares represented by your ADSs. If you hold ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your ADSs to be voted. Registered holders of common shares can vote at the 2024 AGM by ballot. If you are an ADS holder you may not vote your shares at the 2024 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2024 AGM directly. If you are an ADS holder and you do not submit your proxy form or voting instruction with respect to your shares, then the voting rights pertaining to those shares shall be exercised in accordance with the votes of all other shares represented and voting at the meeting (excluding for such purposes the votes of any shareholder of the Company beneficially owning more than five per cent of the shares entitled to vote at the 2024 AGM). A quorum for the transaction of business at the 2024 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50 per cent plus one voting share of the total issued voting shares in the Company at the relevant time. Due to concerns over continuing geo-political tensions, only certain nominated representatives of the Company will be physically allowed to attend the 2024 AGM in person. Instead, the Board has determined that eligible Shareholders who wish to attend the meeting may do so electronically, as permitted in accordance with Bye- law 31.1. Further details of such electronic virtual participation will be forwarded to eligible Shareholders following receipt by the Company of relevant proof of ownership of common shares. Shareholders are kindly asked not to attend either the Company’s registered office or the headquarters in Amsterdam, the Netherlands, in person on the day of the 2024 AGM. Pursuant to the VEON Bye-laws adopted on 10 June 2021 (as amended by special resolutions passed on 29 June 2023) (the “Bye-laws”), the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Shareholders will have 7 votes for each share they hold in the Company to allocate among directors seeking election. Further details on the cumulative voting procedures relevant to the 2024 AGM are set out on page 10 below. In the event a quorum is not present at the 2024 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as may be determined in accordance with the Bye-laws of the Company. Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the 2024 AGM.

7 If you are a registered holder of the Company’s common shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 29 May 2024 at 1.00 pm Central European Summer Time or by attending the 2024 AGM electronically and voting at such meeting by indicating your votes when requested. If you are a holder of ADSs and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 21 May 2024 at 12.00 noon Eastern Daylight Time in the United States. If you hold your ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of the Company’s common shares or ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods: Mail Claude Debussylaan 88 1082 MD Amsterdam The Netherlands Attention: Faisal Ghori Email E-mail: ir@veon.com Due to the continuing geo-political tensions, please do not attend either the Company’s registered office or the headquarters in Amsterdam in person for any reason and instead attend the 2024 electronically, as permitted by Bye-law 31.1. If a registered Shareholder of record wishes to attend the 2024 AGM electronically, please contact Faisal Ghori on the details above and, if relevant, electronic participation details will be forwarded to you following receipt of confirmation of ownership of common shares.

8 The Proposals Set out below is a description of each proposal for which shareholder approval is sought at the 2024 AGM. PROPOSALS 1 – 2: MINOR AMENDMENTS TO BYE-LAWS 3 AND 31.1 Text of Proposed Resolutions: 1. That bye-law 3 of the Company’s bye-laws adopted 10 June 2021 (as amended by special resolutions passed on 29 June 2023) (the “Bye-laws”) be revised and restated as follows: “Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, to the extent there are enough unissued Common Shares, the Board shall have the power to issue in total up to five per cent of the total authorised capital of the Company as Common Shares on such terms and conditions as it may determine; provided that the limitation contained in this Bye-law 3 shall not apply to the issue of shares, or interests in shares of the Company, in connection with employee compensation awards approved by the Compensation Committee. Other than as permitted under Bye- law 3, the Board shall not be authorised to issue any unissued shares of the Company.” 2. That bye-law 31.1 of the Bye-laws be revised and restated as follows: “If so determined by resolution of the Board in relation to a general meeting, such general meeting may be held by such electronic means as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously, and electronic participation in such a meeting shall constitute presence in person at such meeting.” Explanatory information:  The first proposal tidies up certain legacy formatting errors in bye-law 3.  The second proposal updates the Company’s bye-laws to bring them in line with market standard applicable to a Bermuda company whose shares are traded on an electronic stock exchange. The proposed change to bye-law 31.1 ensures the Board may choose between convening a physical meeting or an electronic meeting, mindful of maximising opportunities for investor participation and enabling shareholder engagement free from public health concerns or geo-political sensitivities.  Changes to the bye-laws are effective only when passed by special resolution, meaning the approval of more than 75% of shareholders voting at the 2024 AGM is required to effect the proposed changes to bye-laws 3, 31.1 and 44.1 (the “Bye-law Amendments”).  If either or both of the Bye-law Amendments are approved by the necessary majority, the current Bye- laws will be amended to reflect the approved Bye-law Amendments, but will otherwise continue to apply in full.  If either or both of the Bye-law Amendments are not approved by the necessary majority, the Bye-laws will continue to apply in full, without such variation. PROPOSAL 3: AUDITOR APPOINTMENT RATIFICATION 3. That the appointment of PriceWaterhouseCoopers Accountants N.V. as auditor to prepare financial statements for the Company for the financial year ended 31 December 2023 in compliance with International Standards on Auditing (“PWC”) be and is hereby ratified, confirmed and approved in all respects, and that the Board be and is hereby authorized to formalize the engagement and fix the remuneration of PWC and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. Explanatory information:

9  Due to circumstances beyond the control of the Board, client acceptance procedures at candidate external audit firms proved difficult to navigate for the 2023 audit and are ongoing in relation to the 2024 audit of the Company’s financial statements.  The Board seeks shareholder ratification of the appointment of PWC to prepare International Standards on Auditing-compliant financial statements for the year ended 31 December 2023 and confirmation of the Board’s authority to agree auditor remuneration terms both with PWC and with such other audit firms as may be required to ensure the Company is fully compliant with its legal and regulatory obligations. PROPOSALS 4 – 10: ELECTION OF DIRECTORS BOARD APPROVED CANDIDATES Text of Proposed Resolutions: 4. That Michiel Soeting be and is hereby appointed as a director of the Company. 5. That Kaan Terzioğlu be and is hereby appointed as a director of the Company. BNY Shareholder Requisitioned Resolutions 6. That Augie K. Fabela II be and is hereby appointed as a director of the Company. 7. That Michael R Pompeo be and is hereby appointed as a director of the Company. L1 Shareholder Requisitioned Resolutions 8. That Brandon Lewis be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 9. That Andrei Gusev be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 10. That Duncan Perry be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. Explanatory Information:  The Board takes great efforts to ensure its effectiveness to deliver the long-term success of the Company and alignment with the long-term interests of the Company’s shareholders. The Remuneration and Governance Committee conducts an annual evaluation of the Board to determine whether it is functioning effectively and meeting its objectives and goals.  The Remuneration and Governance Committee regularly reviews Board composition to ensure our Board is as effective as possible and able to respond to geo-political challenges facing the Company.  The Remuneration and Governance Committee believe the three Board-Approved Candidates each have the necessary skills, experience, independence and diversity to deliver the sustainable success of the Company’s business.  Ahead of the 2024 AGM, the Company received valid statutory requisition requests from BNY (Nominees) Ltd. (“BNY”), the registered holder of common shares represented by American Depositary Shares (“ADSs”), and from L1T VIP Holdings S.à.r.l. (“L1”), also a registered holder of common shares, in each case in accordance with section 79 of the Companies Act 1981 (as amended).  The two BNY requisitioned resolutions are included as proposals 6 and 7, and the three L1 requisitioned resolutions are included as 8 through 10.

10  Summary biographical details on each of the candidates seeking election to the Company’s Board are included in Appendix 1 to this Notice. IMPORTANT: Instructions: Cumulative Voting for the Election of Directors:  The election of the Board itself is conducted by cumulative voting, which allows for proportionate representation of Shareholders’ approved candidates on the Board.  There are 7 positions to be filled at the 2024 AGM, with directors being appointed by cumulative voting from the candidates listed in the Notice.  Each Shareholder should multiply the number of common shares that it holds by 7 (the number of directors to be elected to the Board) and either allocate all of these votes to one nominee or distribute the total number of votes among two or more of the nominees proposed to be elected to the Board.  Each Shareholder should vote on each of Proposals 4 through 10 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed.  The sum of votes cast for the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal for the appointment of directors, which is the product of the number of shares held by a Shareholder multiplied by seven.  Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will receive voting instructions from the depositary, noting that each ADS represents 25 VEON common shares.

APPENDIX 1